WACHTELL, LIPTON, ROSEN & KATZ



                       January 24, 1994



VIA FACSIMILE
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Donald Oresman, Esq.
Paramount Communications Inc.
15 Columbus Circle
New York, N.Y. 10023

Dear Don:

          In order for QVC to determine what further action it may take in connection with its offer, we would appreciate your providing a copy of the Simpson Thacher opinion to the Para-mount Board on which the Board based its determination that it had a fiduciary duty to terminate the merger agreement between Paramount and QVC and a copy of the Lazard Freres presentation to the Paramount Board evaluating the QVC and Viacom offers.
In view of the time constraints we would appreciate it if you would deliver these documents as early as possible today.

                              Sincerely

                              /s/ Marty

                              Martin Lipton